EXHIBIT 99.2

Pursuant to Rule 13d-1(k) (1) (iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth herein below.

Date: August 14, 2025

ERIC E. SCHMIDT

/s/ Eric E. Schmidt
     Eric E. Schmidt

THE SCHMIDT FAMILY LIVING TRUST

By: /s/ Eric E. Schmidt
     Eric E. Schmidt, Co-Trustee

THE SCHMIDT FAMILY FOUNDATION

By: /s/ Eric E. Schmidt
     Eric E. Schmidt, Director and Vice President

THE ERIC AND WENDY SCHMIDT FUND FOR STRATEGIC INNOVATION

By: /s/ Eric E. Schmidt
     Eric E. Schmidt, Director and President

SCHMIDT OCEAN INSTITUTE

By: /s/ Eric E. Schmidt
     Eric E. Schmidt, Director and Vice President

SPECIAL STRATEGIES, LLC

By Hillspire, LLC
Its: Manager

By: /s/ Eric E. Schmidt
        Eric E. Schmidt, Manager

SPECIAL STRATEGIES II, LLC

By Hillspire, LLC
Its: Manager

By: /s/ Eric E. Schmidt
        Eric E. Schmidt, Manager

HILLSPIRE HOLDINGS, LLC

By: /s/ Eric E. Schmidt
        Eric E. Schmidt, Manager

BIG HEN GROUP I, LLC

By Hillspire, LLC
Its: Manager

By: /s/ Eric E. Schmidt
        Eric E. Schmidt, Manager